CENTRAL PARK ADVISERS, LLC
805 Third Avenue
New York, New York 10022

As of December 14, 2012

CPG Carlyle Private Equity Fund, LLC
c/o Central Park Advisers, LLC
805 Third Avenue
New York, New York 10022

Re:           Expense Limitation and Reimbursement Agreement (the "Agreement")

Ladies and Gentlemen:

Central Park Advisers, LLC (the "Adviser"), intending to be legally bound, hereby confirms its agreement as follows in respect of CPG Carlyle Private Equity Fund, LLC (the "Fund"):

The Adviser hereby agrees to limit the amount of Specified Expenses (as defined below) borne by the Fund to an amount not to exceed 0.75% per annum of the Fund's net assets (the "Expense Cap").  Specified Expenses are defined to include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses:  (i) the Fund's proportional share of (a) the management fee paid by CPG Carlyle Private Equity Master Fund, LLC (the "Master Fund") to the Adviser, (b) fees, expenses, allocations, carried interests, etc. of the underlying alternative investment funds in which the Master Fund invests, (c) transaction costs of the Master Fund associated with the acquisition and disposition of secondary interests, (d) interest payments incurred by the Master Fund, (e) fees and expenses incurred in connection with a credit facility, if any, obtained by the Master Fund and (f) extraordinary expenses (as determined in the sole discretion of the Adviser) of the Master Fund; and (ii) (a) the distribution fee paid by the Fund to Foreside Fund Services, LLC, the Fund's placement agent, (b) interest payments incurred by the Fund, (c) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund, (d) taxes and (e) extraordinary expenses (as determined in the sole discretion of the Adviser) of the Fund.  These expenses will be in addition to the expenses of the Fund that may be limited by the Adviser to 0.75% of the Fund's net assets.  To the extent that Specified Expenses for any month exceed the Expense Cap, the Adviser will reimburse the Fund for expenses to the extent necessary to eliminate such excess.

To the extent that the Adviser bears Specified Expenses, it is permitted to receive reimbursement for any expense amounts previously paid or borne by the Adviser, for a period not to exceed three years from the date on which such expenses were paid or borne by the Adviser, even if such reimbursement occurs after the term of this Agreement, provided that the Specified Expenses have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap.

The Adviser has entered into this Agreement with the Fund for a one-year term beginning on the initial closing date for subscriptions of Class A units of beneficial interest and ending on the one year anniversary thereof.

Very truly yours,

CENTRAL PARK ADVISERS, LLC

By:
Name: Title:

CPG CARLYLE PRIVATE EQUITY FUND, LLC

By:
Name: Title: